

Nicolas Verderosa < ███████████████ >

A new opportunity to Invest in Ruralis
1 message

Nicolas Verde████████████████ < ████████████████ >   18 March 2025 at 09:24
To: Lucio Nitti < ████████████████ >

Dear Lucio,

I hope you're doing well.

I'm happy to announce that we are launching a crowdfunding campaign for Ruralis Inc., and you can view it here:
https://wefunder.com/ruralis.

I would truly appreciate it if you consider reinvesting in the company and sharing this email with your network.

Best regards,
Nicolas

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--



- Nicolas Verderosa
- CEO

09:27

13 Cristiano Formento
Cristiano Formento Massaggi

Grazie per l'informazione.

Se possibile vorrei avere qualche maggiore informazione per un possibile investimento.
Come privato

E capire anche i rendimenti 09:16

Ci sono quantita' minime da rispettare e quali sarebbero i rendimenti? 09:18

Propongo di organizzare un breve meeting online. 09:27

Domani ore 4 saresti disponibile? 09:27

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. 09:27







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